As filed with the Securities and Exchange Commission on November 8, 2004
Registration No. 333-119975

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1

TO
Form S-3
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

Proxim Corporation

(Exact name of registrant as specified in its charter)

Delaware	52-2198231
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
935 Stewart Drive
Sunnyvale, CA 94085
(408) 731-2700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Franco Plastina

Chief Executive Officer
935 Stewart Drive
Sunnyvale, CA 94085
(408) 731-2700
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to: Richard J. Tallman General Counsel and Secretary 935 Stewart Drive Sunnyvale, CA 94085 (408) 731-2700	And copies to: Robert G. Day Allison B. Spinner Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☑

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 8, 2004

PROSPECTUS

Proxim Corporation

Shares of Class A Common Stock

Warrants to Purchase Shares of Class A Common Stock

See “Risk Factors” on page 2 for information you should

consider before buying the securities.

          Our Class A common stock is listed on the Nasdaq National Market under the symbol “PROXD.” On November 5, 2004, the last reported sale price of our Class A common stock on the Nasdaq National Market was $4.37 per share.

          This prospectus will allow us to issue shares of Class A common stock and warrants to purchase shares of Class A common stock over time in one or more offerings. We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

          The aggregate offering price of the shares of Class A common stock and warrants to purchase shares of Class A common stock to be issued by us pursuant to this prospectus may be up to $50,000,000.

          This prospectus may not be used to consummate a sale of securities unless accompanied by a prospectus supplement.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated                     , 200     .

      Unless stated otherwise, references in this prospectus to “Proxim,” “we,” “us,” or “our” refer to Proxim Corporation, a Delaware corporation, and its subsidiaries.

      Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus and the documents incorporated herein by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”). Words such as “anticipates,” “expects,” “intends,” “may,” “will,” “should,” “potential,” “continue,” “further,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results could differ materially from those expressed or forecasted in any such forward-looking statements as a result of certain factors, including those set forth in “Risk Factors,” as well as those noted in similar sections of the documents incorporated herein by reference. In connection with forward-looking statements which appear in these disclosures, investors should carefully review the factors set forth in this prospectus under “Risk Factors” and the Company’s filings under the Exchange Act.

      The cautionary statements contained in any prospectus supplement under the caption “Risk Factors” and other similar statements contained elsewhere in this prospectus, including the documents that are incorporated by reference, identify important factors with respect to such forward-looking statements, including certain risks and uncertainties that could cause our actual results, performance or achievements to differ from those expressed or implied by such forward-looking statements.

      Although we believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, no assurance can be given that such expectations will be attained or that any deviations will not be material. We disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

      NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND ANY ACCOMPANYING PROSPECTUS SUPPLEMENT IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN AND THEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY

i

THE COMPANY. NEITHER THIS PROSPECTUS NOR ANY PROSPECTUS SUPPLEMENT SHALL CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY OFFERED SECURITIES IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE SUCH AN OFFERING OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES IMPLY THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN OR IN ANY PROSPECTUS SUPPLEMENT IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF OR OF SUCH PROSPECTUS SUPPLEMENT.

      IN CONNECTION WITH THE OFFERING OF CERTAIN OFFERED SECURITIES, CERTAIN PERSONS PARTICIPATING IN SUCH OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE MARKET PRICES OF SUCH OFFERED SECURITIES OR OTHER SECURITIES OF THE COMPANY, INCLUDING STABILIZING TRANSACTIONS, SYNDICATE COVERING TRANSACTIONS AND THE IMPOSITION OF PENALTY BIDS. SPECIFICALLY, SUCH PERSONS MAY OVERALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR AND PURCHASE THE OFFERED SECURITIES IN THE OPEN MARKET.

ii

SUMMARY

      This prospectus is part of a Registration Statement on Form S-3 that we filed with the Securities and Exchange Commission (the “SEC” or the “Commission”) using a “shelf” registration process. Under this shelf process, we may sell any combination of securities described in this prospectus in one or more offerings, up to a total dollar amount of $50,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may, along with information that is incorporated by reference as described under the heading “Where You Can Find More Information,” also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described below under the heading “Where You Can Find More Information.”

Proxim Corporation

      Proxim Corporation is a designer and manufacturer of wireless networking equipment for Wi-Fi and broadband wireless networks. We provide enterprise and service provider customers with wireless solutions for the mobile enterprise, security and surveillance, last mile access, voice and data backhaul, public hot spots, and metropolitan area networks. Our product families include the award-winning ORiNOCO Wi-Fi products, Tsunami Ethernet bridges, and Lynx point-to-point digital radios. Proxim is a principal member of the WiMAX ForumTM and the Wi-Fi Alliance. The principal address of the Company is 935 Stewart Dr., Sunnyvale, CA 94085, and its primary telephone number is (408) 731-2700.

The Securities We May Offer

      We may offer up to $50,000,000 of Class A common stock and warrants to purchase Class A common stock. A prospectus supplement, which we will provide to you each time we offer securities, will describe the specific amounts, prices and terms of these securities.

      We may sell the securities to or through underwriters, dealers or agents, or directly to purchasers. We, as well as any agents acting on our behalf, reserve the sole right to accept and to reject in whole or in part any proposed purchase of securities. Each prospectus supplement will set forth the names of any underwriters, dealers, or agents involved in the sale of the securities described in that prospectus supplement and any applicable fee, commission or discount arrangements with them.

Class A Common Stock

      We may offer our Class A common stock, par value $0.01 per share, either alone or underlying other registered securities convertible into our Class A common stock. Class A common stock holders are entitled to receive dividends declared by our board of directors out of funds legally available for the payment of dividends, subject to rights, if any, of preferred stock holders. Currently, we do not pay a dividend. Each holder of Class A common stock is entitled to one vote per share. The holders of Class A common stock have no preemptive rights or cumulative voting rights.

Warrants

      We may issue warrants to purchase shares of our Class A common stock.

RISK FACTORS

Related to Proxim Corporation

      You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. The risk factors included here have been updated from the risk factors previously reported in our Quarterly Report on Form 10-Q filed August 11, 2004.

      If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our Class A common stock could decline and you could lose all or part of your investment.

      Our actual results could differ materially from those anticipated in forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere.

We will need to obtain additional capital in the future and may not be able to secure adequate funds on terms acceptable to us or to our existing private equity investors.

      We entered into a settlement agreement, patent cross license agreement and patent assignment with Symbol Technologies, Inc. (“Symbol”) on September 13, 2004, resolving all of the litigation outstanding between Proxim and Symbol. Under the terms of the settlement agreement, we have agreed to pay Symbol $22.75 million over ten quarters, to cross-license certain patents with Symbol and to assign certain patents and patent applications to Symbol. We have made one payment of $2.5 million to Symbol and we will have payment obligations of $2.5 million in each of the next seven quarters, including the current quarter, a payment obligation of $1.5 million in the eighth quarter and a payment obligation of $1.25 million in the ninth quarter. If at any point during the term of the settlement agreement, we fail to timely make any of these payments within 30 days after Symbol has notified us of our failure to pay, Symbol would have the right to demand immediate payment of the sum of $25,917,669 minus payments previously made under the agreement and plus applicable interest. We have also agreed to pay Symbol a two percent royalty on sales of certain of our local area networking products. In the event we fail to make any of the lump sum payments due under the settlement agreement during the next nine quarters and fail to cure such missed payment within 30 days thereafter, the royalty rate on sales of our products covered by the cross license agreement would increase to five percent until the required lump sum payments have been made.

      We have a significant ongoing need to raise cash to fund our operational activities and our obligations to Symbol. If we are required repay the $10 million in secured promissory notes (the “Bridge Loan”) issued to our private equity investors Warburg Pincus Private Equity VIII, L.P. and BCP Capital, L.P. and affiliates (the “Investors”) and amounts, if any, which may be owed to Silicon Valley Bank, either due to an event of default or otherwise, or if we sustain continued negative cash flows from our operations, we may be required to obtain immediate alternative sources of financing. If we were not able to obtain such alternative sources of financing, we likely would have insufficient cash to pay these obligations, we would be unable to meet our ongoing operating obligations as they come due in the ordinary course of business, and we would likely have to seek protection under applicable bankruptcy laws.

      Our revenue declined from $68.8 million to $58.1 million from the six months ended June 27, 2003 to the six months ended July 2, 2004, and we have incurred substantial losses and negative cash flows from operations during the six months ended July 2, 2004 and the years ended December 31, 2003, 2002 and 2001. If we are not able to close a financing transaction by June 30, 2005 with gross proceeds of $20.0 million or more through a sale of our Class A common stock and/or warrants to purchase Class A common stock in accordance with the securities purchase agreement with the Investors dated July 27, 2004, we will be required to repay the Bridge Loan. If we are required to repay the Bridge Loan, we would likely have insufficient funds to fund our operations and to meet our continuing obligations to Symbol.

      Our ability to raise funds may be adversely affected by factors beyond our control, including market uncertainty and conditions in the capital markets. There can be no assurance that any financing will be available on terms acceptable to us, if at all, and any need to raise additional capital through the issuance of equity or convertible debt securities may result in additional, and perhaps significant, dilution. In the event that such additional financing is not available, we may need to seek protection under applicable bankruptcy laws.

We are not profitable and may not be profitable in the future.

      For the six months ended July 2, 2004 and the year ended December 31, 2003 we had a net loss attributable to holders of our Class A common stock of $27.6 million and $133.7 million, respectively. We cannot assure you that our revenue will increase or continue at current levels or that we will achieve profitability or generate cash from operations in future periods. In view of the rapidly evolving nature of our business, period-to-period comparisons of operating results are not necessarily meaningful and you should not rely on them as indicating what our future performance will be.

      We expect that we will continue to incur significant sales, marketing, product development and administrative expenses. We have payment obligations to Symbol of $2.5 million in each of the next seven quarters, including the current quarter, a payment obligation of $1.5 million in the eighth quarter and a payment obligation of $1.25 million in the ninth quarter. We have also agreed to pay Symbol a two percent royalty on sales of certain of our local area networking products. As a result, we will need to generate increased revenue to achieve profitability and we cannot assure you that we will achieve profitability in the future. Any failure to significantly increase our revenue or control costs as we implement our product and distribution strategies would harm our ability to achieve profitability and the operating results and financial condition of the business.

Our gross profit may decline in the future.

      Our gross profit is affected by both the average selling prices of our systems and our cost of revenue. Historically, decreases in our average selling prices have generally been offset by reductions in our per unit product cost. We cannot assure you, however, that we will achieve any reductions in per unit product cost in the future or that any reductions will offset a reduction in our average selling prices. Gross profit will be affected by a variety of factors, including manufacturing efficiencies, the degree to which our manufacturing is outsourced, the location of manufacturing, cost reduced product designs, future manufacturing licenses of our products, product mix, competitive pricing pressures, the degree of customization of individual products required by OEM customers and component and assembly costs.

Should the outcome of our ongoing litigation be unfavorable, we may be required to pay damages and other expenses, which could materially and adversely affect our business, financial condition, operating results and cash flows.

      On or about March 10, 2003, we were served with a complaint filed on January 15, 2003, by Top Global Technology Limited (“Top Global”), a distributor for Agere Systems Singapore. Our demurrer to Top Global’s complaint was sustained in May 2003. Top Global then filed and served an amended complaint on May 30, 2003. Top Global’s lawsuit was filed against Agere Systems, Inc., Agere Systems Singapore, and Agere Systems Asia Pacific (collectively, “Agere”) and us in the Superior Court for the State of California, County of Santa Clara. Top Global claims that it is entitled to return for a credit $1.2 million of products that it purchased from Agere Systems Singapore in June 2002 as a result of our decision to discontinue a product line that we purchased from Agere in August 2002. The amended complaint asks the court to determine whether Agere or we are responsible for accepting the product return and issuing a $1.2 million credit and also alleges breach of contract. We answered the amended complaint and asserted several defenses to Top Global’s claims. In January 2004, the parties mediated this dispute but were unable to reach a settlement. In March 2004, the Court dismissed the contract claims against Agere but at the same time granted Top Global’s motion for leave to amend our complaint to allege a fraud claim against Agere. Top Global subsequently amended its complaint to allege a claim of fraud against Agere. The parties are currently conducting discovery. Proxim’s motion for summary judgment in the matter will be heard January 7, 2005. A trial date has been set for February 22, 2005.

      On February 10, 2004, we received a copy of a complaint filed on February 2, 2004 in Tokyo District Court by Active Technology Corporation, a Japanese-based distributor of our products. The complaint alleges, among other things, that we sold to Active certain defective products, which Active in turn subsequently sold to our customers. Active seeks damages of 559.2 million Japanese yen, which includes the purchase price of the allegedly defective products and replacement costs allegedly incurred by Active. Active seeks to offset the claim of 559.2 million Japanese yen against outstanding accounts payable by Active of 175.3 million Japanese yen to us, resulting in a net claim against Proxim Corporation of 383.9 million Japanese yen. Translated into U.S. dollars as of August 4, 2004, Active’s net claim is approximately $3.4 million. On October 5, 2004, a hearing was held in the matter, and Proxim filed a counterclaim for $2.3 million plus interest for outstanding amounts owed Proxim. The next hearing in the matter will be held November 12, 2004.

      We are party to disputes, including legal actions, with several of our suppliers and vendors. These disputes relate primarily to excess materials and order cancellation claims that resulted from the declines in demand for our products during 2001 and 2002 and the commensurate reductions in manufacturing volumes. We have recorded reserves related to these disputes to the extent that management believes are appropriate. We intend to vigorously defend ourself in these matters.

      Proxim, Inc.’s involvement in patent litigation resulted in substantial costs and diversion of management resources of the Company. We entered into a settlement agreement, patent cross license agreement and patent assignment with Symbol on September 13, 2004, resolving all of the litigation outstanding between Proxim and Symbol. Under the terms of the settlement agreement, we agreed to pay Symbol $22.75 million over ten quarters, to cross-license certain patents with Symbol and to assign certain patents and patent applications to Symbol. Any patent litigation that may arise in the future with other third parties, if determined adversely to us, could result in the payment of substantial damages and/or royalties or prohibitions against utilization of essential technologies, and could materially and adversely affect our business, financial condition, operating results or cash flows.

      Any ruling or judgment in any litigation that is material and adverse to the Company triggers an event of default under the Bridge Loan. Upon such occurrence, the Investors would have the ability to require us to repay the Bridge Loan. Likewise, any ruling or judgment in any litigation that is material and adverse to the Company would result in an event of default under the secured credit facility with Silicon Valley Bank. Upon such occurrence, Silicon Valley Bank would have the right to require us to repay any outstanding amounts under the credit facility and to prohibit us from borrowing any additional amounts. The occurrence of an event of default under the secured credit facility with Silicon Valley Bank would trigger an event of default under the Bridge Loan notes if outstanding amounts owed under the credit facility exceeded $1 million. As of October 25, 2004 no borrowings were outstanding under the credit facility.

      The results of any litigation matters are inherently uncertain. In the event of any adverse decision in the described legal actions or disputes, or any other litigation with third parties that could arise in the future, we could be required to pay damages and other expenses, and, in the case of litigation related to patents or other intellectual property rights, to cease the manufacture, use and sale of infringing products, to expend significant resources to develop non-infringing technology, or to obtain licenses to the infringing technology. We cannot make any assurance that these matters will not materially and adversely affect our business, financial condition, operating results or cash flows.

Several of our stockholders beneficially own a significant percentage of our Class A common stock, which will allow them to significantly influence matters requiring stockholder approval and could discourage potential acquisitions of our company.

      On July 27, 2004, we entered into an agreement with the Investors providing that, upon receipt of stockholder approval, the Investors would surrender all of their Series A Preferred Stock, all of their Series B Preferred Stock and all of their Class A common stock warrants for 164 million shares of our Class A common stock and 400,000 shares of newly designated Series C Preferred Stock. Our stockholders approved this exchange (the “Exchange”) on October 21, 2004 and the Series A Preferred Stock, Series B Preferred Stock and the Class A common stock warrants held by the Investors were exchanged for 164 million shares of our

Class A common stock and 400,000 shares of our Series C Preferred Stock on October 22, 2004. The Series C Preferred Stock is a non-voting security and is not convertible into Class A common stock. Following the Exchange, the Investors together own approximately 57.0% of our outstanding capital stock, based on shares outstanding as of October 25, 2004.

      As a result of their ownership as outlined above, the Investors are able to exert significant influence over actions requiring the approval of our stockholders, including many types of change of control transactions and any amendments to our certificate of incorporation. The interests of the Investors may be different than those of other stockholders of our company. In addition, the significant ownership percentage of the Investors could have the effect of delaying or preventing a change in control of our company or otherwise discouraging a potential acquirer from obtaining control of our company.

As holders of our Series C Preferred Stock, the Investors have rights that are senior to those of our Class A common stock.

      Holders of our Series C Preferred Stock are entitled to receive certain benefits not available to holders of our Class A common stock. In particular:

•	each share of Series C Preferred Stock has an initial liquidation preference of $100.00 and the liquidation preference bears interest at an annual rate of 8.75%, compounded quarterly, for eight years from the date of issuance. The liquidation preference is subject to adjustments in the event we undertake a business combination or certain other transactions, or we are liquidated or dissolved;

•	on October 22, 2012, we will be required to redeem all outstanding shares of Series C Preferred Stock, if any, for cash equal to their liquidation preference plus accrued and unpaid dividends;

•	in the event of a change in control of our company, the Company is required to redeem in cash or readily marketable securities all of the Series C Preferred Stock at a price per share in cash equal to the liquidation preference of the Series C Preferred Stock as if it had fully accreted through the eighth anniversary of the issuance of the Series C Preferred Stock plus following the eighth anniversary of the issuance of the Series C Preferred Stock, an amount equal to the unrecognized accretion, if any, up to but not including the redemption date;

•	in the event that the Company participates in any sale of its assets (i) that does not constitute a business combination and (ii) as a result of which sale the Company’s revenues for the prior twelve-month period would have declined by forty percent (40%) or more on a pro forma basis giving effect to such asset sale (a “Material Asset Sale”), each holder of shares of Series C Preferred Stock has the right to require the Company to repurchase such holder’s shares of Series C Preferred Stock, in whole or in part, at such holder’s option, at a price per share in cash equal to the liquidation preference as if the Series C Preferred Stock had fully accreted through the eighth anniversary of the issuance of the Series C Preferred Stock plus following the eighth anniversary of the issuance of the Series C Preferred Stock, an amount equal to the unrecognized accretion, if any, up to but not including the date of the Material Asset Sale; and

•	the approval of holders of a majority of the Series C Preferred Stock is separately required to approve changes to our certificate of incorporation or bylaws that adversely affect these holders’ rights, any offer, sale or issuance of our equity or equity-linked securities ranking senior to or equally with the Series C Preferred Stock, any repurchase or redemption of our equity securities (other than from an employee, director or consultant following termination), or the declaration or payment of any dividend on our Class A common stock.

      In connection with the Exchange by the Investors of their Series A Preferred Stock, Series B Preferred Stock and Class A common stock warrants for shares of our Class A common stock and our Series C Preferred Stock, Warburg Pincus agreed that it will limit its voting rights until July 22, 2008 to no more than 49% of our issued and outstanding voting stock. In addition, for so long as each of the Investors owns at least 25% of the aggregate principal amount of the Class A common stock issued to it in the Exchange, the Investors each will have the right to appoint a member of our Board of Directors. For so long as Warburg

Pincus owns 50% of the Class A common stock issued to it in the Exchange, it shall have the right to appoint a second member of our Board of Directors. Independent of its holdings, Warburg Pincus shall have the right to have one observer attend meetings of the Board of Directors.

      Upon the request of a majority-in-interest of the Investors, the Company has agreed to use reasonable best efforts to prepare and file with the SEC within 180 days after the closing of a financing transaction or series of financing transactions in which the Company would issue and sell its Common Stock or warrants to purchase its Common Stock or both in exchange for aggregate gross proceeds to the Company of at least $20 million (a “Qualified Transaction”), or such other time as shall be mutually agreed upon by the Company and the Investors, a registration statement on Form S-3 covering the resale of the securities held by each Investor in compliance with the Securities Act. Upon the effectiveness of such registration statement, the Investors will have the right to resell any shares of Class A common stock issued to them upon the Exchange and the conversion of the Bridge Loan notes.

We have a limited operating history with some of our current product lines, which makes your evaluation of our business difficult and will affect many aspects of our business.

      Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in developing industries, particularly companies in relatively new and rapidly evolving markets. These risks include:

•	an evolving and unpredictable business model;

•	uncertain acceptance of our ORiNOCO, Lynx and Tsunami products;

•	litigation challenging our intellectual property and other litigation;

•	competition; and

•	challenges in managing growth.

      We cannot assure you that we will succeed in addressing these risks. If we fail to do so, our revenue and operating results could be materially harmed.

We may experience fluctuations in operating results and may not be able to adjust spending in time to compensate for any unexpected revenue shortfall, which may cause operating results to fall below expectations of securities analysts and investors.

      Our operating results may fluctuate significantly in the future as a result of a variety of factors, many of which will be outside our control. We may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in revenues in relation to planned expenditures could materially harm our operating results and financial condition, and may cause our operating results to fall below the expectations of securities analysts and investors. If this happens, the trading price of our Class A common stock could decline significantly.

      Factors that may harm operating results include:

•	the effectiveness of our distribution channels and the success in maintaining our current distribution channels;

•	the effectiveness of developing new distribution channels;

•	our ability to effectively manage the development of new business segments and markets;

•	seasonal factors that may affect capital spending by customers;

•	market adoption of radio frequency, or RF, standards-based products (such as those compliant with the IEEE 802.11b, IEEE 802.11a, IEEE 802.11g, IEEE 802.16 or IEEE. 802.20 specifications);

•	our ability to develop, introduce, ship and support new products and product enhancements;

•	the sell-through rate of our WLAN and WWAN products through commercial distribution channels;

•	market demand for our point-to-point Lynx and Tsunami systems;

•	market demand for our point-to-multipoint Tsunami systems;

•	our ability to effectively manage product transitions from one generation of product platforms to newer product platform designs, including inventories on hand, product certifications, and customer transitions;

•	the mix of products sold because our products generate different gross margins;

•	a decrease in the average selling prices of our products;

•	our ability to upgrade and develop our systems and infrastructure;

•	difficulties in expanding and conducting international operations; and

•	general economic conditions and economic conditions specific to the wireless communications industry.

Shares eligible for future sale, including shares owned by our principal stockholders, may cause the market price of our Class A common stock to drop significantly, even if our business is doing well.

      The potential for sales of substantial amounts of our Class A common stock into the public market may adversely affect the market price of our Class A common stock. Following the exchange, the Investors together own approximately 57.0% of our outstanding capital stock, based on shares outstanding as of October 25, 2004.

      Upon the request of a majority-in-interest of the Investors, the Company has agreed to use reasonable best efforts to prepare and file with the SEC within 180 days after the closing of a Qualified Transaction, or such other time as shall be mutually agreed upon by the Company and the Investors, a registration statement on Form S-3 covering the resale of the securities held by each Investor in compliance with the Securities Act. Upon the effectiveness of such registration statement, the Investors will have the right to resell any shares of Class A common stock issued to them upon the Exchange and the conversion of the Bridge Loan notes.

      In addition to these securities, as of October 25, 2004, options and warrants to acquire approximately 2,525,360 and 265,130 shares, respectively, of our Class A common stock were outstanding. Also, as of October 25, 2004, approximately an additional 1,619,473 shares of our Class A common stock were reserved for issuance to our employees under existing stock option plans.

We may not be able to continue to meet the listing criteria for the Nasdaq National Market, which would adversely affect the ability of investors to trade our Class A common stock and could adversely affect our business and financial condition.

      Proxim’s Class A common stock is quoted on the Nasdaq National Market under the symbol “PROX.” On August 31, 2004, the Company received a letter from The Nasdaq Stock Market, Inc. (“Nasdaq”) notifying the Company that for the prior 30 consecutive trading days, the bid price of the Company’s Class A common stock had closed below the $1.00 per share minimum required for continued inclusion on the Nasdaq National Market pursuant to Nasdaq’s Marketplace Rules. In accordance with the Marketplace Rules, the Company was provided 180 calendar days, or until February 28, 2005, to regain compliance with this requirement. Compliance will be achieved if the bid price per share of the Company’s Class A common stock closes at $1.00 per share or greater for a minimum of ten (10) consecutive trading days prior to February 28, 2005.

      In order to address this situation, the Board of Directors approved a proposal for a one-for-ten reverse stock split, partly as a means of increasing the share price of Proxim’s Class A common stock above $1.00 per share and to prevent future delisting actions by Nasdaq. Our stockholders approved the reverse stock split proposal on October 21, 2004 and the reverse stock split became effective on October 25, 2004. If, following the reverse stock split, our stock price does not close at $1.00 per share or greater for a minimum of ten (10) consecutive trading days prior to February 28, 2005, we believe that Nasdaq may initiate delisting procedures. We cannot assure you that we will be able to maintain the listing of our Class A common stock on the Nasdaq National Market, or that we will be able to meet the listing criteria for the Nasdaq SmallCap Market.

We may not be able to successfully market a qualifying Class A common stock financing transaction and the Bridge Loan might not convert into equity securities.

      If we are unable to market and close a Class A common stock financing transaction with aggregate gross proceeds to the Company of $20.0 million or more by June 30, 2005, the Bridge Loan will not convert into Class A common stock and will become immediately due and payable in accordance with its terms. We might not be able to pay the amounts due under our continuing payment obligations to Symbol or under the Bridge Loan and might be forced to seek other sources of financing which may not be available on favorable terms or at all. If financing is not available, we might be forced to seek protection under applicable bankruptcy laws.

Possible third-party claims of infringement of proprietary rights against us could have a material adverse effect on our business, results of operation and financial condition.

      The communications industry and products based on the 802.11 standards in particular are characterized by a relatively high level of litigation based on allegations of infringement of proprietary rights. There can be no assurance that third parties will not assert infringement claims against us, that any such assertion of infringement will not result in litigation or that we would prevail in such litigation. Furthermore, any such claims, with or without merit, could result in substantial cost to our business and diversion of our personnel, require us to develop new technology or enter into royalty or licensing arrangements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, or at all. In the event of a successful claim of infringement or misappropriation against us, and our failure or inability to develop non-infringing technology or to license the infringed, misappropriated or similar technology at a reasonable cost, our business, results of operations and financial condition would be materially adversely affected. In addition, we may be obligated to indemnify our customers against claimed infringement of patents, trademarks, copyrights and other proprietary rights of third parties. Any requirement to indemnify our customers could have a material adverse effect on our business, results of operations or financial condition.

Competition within the wireless networking industry is intense and is expected to increase significantly. Our failure to compete successfully could materially harm our prospects and financial results.

      The market for broadband wireless systems and wireless local area networking and building-to-building markets are extremely competitive and we expect that competition will intensify in the future. Increased competition could adversely affect our business and operating results through pricing pressures, the loss of market share and other factors. The principal competitive factors affecting wireless local area networking and fixed wireless markets include the following: data throughput; effective RF coverage area; interference immunity; network security; network scalability; price; integration with voice technology; wireless networking protocol sophistication; ability to support industry standards; roaming capability; power consumption; product miniaturization; product reliability; ease of use; product costs; product features and applications; product time to market; product certifications; changes to government regulations with respect to each country served and related to the use of radio spectrum; brand recognition; OEM partnerships; marketing alliances; manufacturing capabilities and experience; effective distribution channels; and company reputation.

      We could be at a disadvantage when compared to our competitors, particularly Symbol, Cisco Systems, NetGear and D-Link, that have broader distribution channels, greater brand recognition, more extensive patent portfolios and, in particular, more diversified product lines. In the broadband wireless access market, we have several competitors, including without limitation, Alvarion, Ceragon Networks, Stratex Networks, and Harris Corporation.

      We face competition from numerous companies that have developed competing products in both the commercial wireless and home networking markets, including several Asia-based companies offering low-price IEEE 802.11a/b/g products. We are also facing future competition from companies that offer products, which replace network adapters or offer alternative communications solutions (such as the integrated wireless functionality on the Intel Centrino computer chip), or from large computer companies, PC peripheral companies, as well as other large networking equipment companies that integrate network adapters into their products. Furthermore, we could face competition from certain of our OEM customers, which have, or could acquire, wireless engineering and product development capabilities, or might elect to offer competing technologies. We can offer no assurance that we will be able to compete successfully against these competitors or those competitive pressures we face will not adversely affect our business or operating results.

      Additionally, as a result of our settlement agreement with Symbol, including the impact of the assignment and cross-licensing of certain of our patents and patent applications to Symbol, Symbol could compete more effectively across our product lines.

      Many of our present and potential competitors have substantially greater financial, marketing, technical and other resources with which to pursue engineering, manufacturing, marketing, and distribution of their products. These competitors may succeed in establishing technology standards or strategic alliances in the WLAN and building-to-building markets, obtain more rapid market acceptance for their products, or otherwise gain a competitive advantage. We can offer no assurance that we will succeed in developing products or technologies that are more effective than those developed by our competitors. Furthermore, we compete with companies that have high volume manufacturing and extensive marketing and distribution capabilities, areas in which we have only limited experience. We can offer no assurance that we will be able to compete successfully against existing and new competitors as wireless markets evolve and the level of competition increases.

Wireless networking markets are subject to rapid technological change and to compete, we must continually introduce new products that achieve broad market acceptance.

      We have expended substantial resources in developing products that are designed to conform to the IEEE 802.11 standards. There can be no assurance, however, that the IEEE 802.11 compliant products will have an ongoing meaningful commercial impact. Already, even within the 802.11 standard, there have been significant technological changes. The IEEE approved the 2.4 Ghz WLAN standard designated 802.11b. In 2000, the IEEE approved the 5 Ghz WLAN standard designated 802.11a. In 2003, the IEEE approved a new 2.4 Ghz WLAN standard designated 802.11g. IEEE is in the process of establishing additional 802.11 standards, including 802.11e related to quality of service for voice and video transmission, 802.11i related to enhanced security, and 802.11h related to dynamic frequency selection and transmission power control. Furthermore, IEEE has recently committed to developing new wireless WAN standards under two separate initiatives, 802.16 (WiMAX) and 802.20, standards which when finalized will produce transmission distances measured in kilometers.

      While we have products based on the 802.11a, 802.11b and 802.11g standards, future standards developments may make these technologies obsolete and require significant additional investment by the company. As an example, in August 2000, the FCC adopted a rule change to Part 15. Based on the rule change, we made significant investments in developing higher-speed frequency hopping technology that allowed for wider band hopping channels and increased the data rate from 1.6 Mbps to up to 10 Mbps based on the HomeRF 2.0 standard. However, widespread adoption of products based on the IEEE 802.11 standard have lead us to discontinue these products. There can be no assurance that a similar future change in industry standards and market acceptance will not require us to abandon our current product lines and invest significantly in research and development of future standards based products.

      Given the emerging nature of the WLAN market, there can be no assurance that the products and technology, or our other products or technology, will not be rendered obsolete by alternative or competing technologies, including cellular. Currently, cellular companies are developing 3rd generation technologies designed to transmit data at up to 2 mbps. In particular, Verizon has already announced an initiative based on this technology known as EV-DO. Cellular technology today has an inherent advantage of being more ubiquitous than WLAN hotspot technology. There can be no assurance that the Company’s current product offerings will be competitive with cellular or other WLAN technologies in the future.

      In addition, when we announce new products or product enhancements that have the potential to replace or shorten the life cycle of our existing products, customers may defer purchasing our existing products. These actions could materially adversely affect our operating results by unexpectedly decreasing sales, increasing our inventory levels of older products and exposing us to greater risk of product obsolescence. As the market for our wireless networking products is evolving, we believe our ability to compete successfully in this market is dependent upon the continued compatibility and interoperability of our products with products and architectures offered by other vendors. To remain competitive, we need to introduce products in a timely manner that incorporate or are compatible with these new technologies as they emerge. If we are unable to enter a particular market in a timely manner with internally developed products, we may license technology from other businesses or acquire other businesses as an alternative to internal research and development. Our expenses for research and development in the first half of 2004 decreased compared to the first half of 2003, primarily due to reduced personnel expenses as a result of the workforce reduction implemented in 2003. To the extent our revenues do not increase or we do not raise additional financing for working capital purposes, we may be required to further reduce our expenses for research and development which could limit our ability to introduce new products.

Our revenue may decline and our ability to achieve profitability may be threatened if the demand for wireless services in general and broadband wireless access systems in particular does not continue to grow.

      Our success is dependent on the continued trend toward wireless telecommunications and data communications services. If the rate of growth slows and service providers reduce their capital investments in wireless infrastructure or fail to expand into new geographic markets, our revenue may decline. Unlike some competitors such as Cisco Systems (including Cisco Systems’s Linksys product lines), NetGear and 3Com, our principal product offerings rely on wireless technologies. Accordingly, we would experience a greater impact from a decline in the demand for wireless services than some of our most important competitors. In addition, wireless access solutions are unproven in the marketplace and some of the wireless technologies, such as our Tsunami point-to-multipoint technology and 802.11 technologies in which we have invested substantial capital, were only commercially introduced in the last few years. In addition, we are also investing in the development of products that comply with the emerging 802.16 wireless access standard. If wireless access technology turns out to be unsuitable for widespread commercial deployment, it is unlikely we could generate enough sales to achieve and sustain profitability. We have listed below the factors that we believe are key to the success or failure of broadband wireless access technology:

•	its reliability and security and the perception by end users of its reliability and security;

•	its capacity to handle growing demands for faster transmission of increasing amounts of data, voice and video;

•	the availability of sufficient frequencies for network service providers to deploy products at commercially reasonable rates;

•	its cost-effectiveness and performance compared to other forms of broadband access, whose prices and performance continue to improve;

•	its suitability for a sufficient number of geographic regions; and

•	the availability of sufficient site locations for network service providers to install products at commercially reasonable rates.

      We have experienced the effects of many of the factors listed above in interactions with customers selecting wireless versus wire line technology. For example, because of the frequency with which individuals using cellular phones experience fading or a loss of signal, customers often hold the perception that all broadband wireless technologies will have the same reliability constraints even though the wireless technology we use does not have the same problems as cellular phones. In some geographic areas, because of adverse weather conditions that affect wireless transmissions, but not wire line technologies, we are not able to sell products as successfully as competitors with wire line technology. In addition, future legislation, legal decisions and regulation relating to the wireless telecommunications industry may slow or delay the deployment of wireless networks.

      We may also lose customers to different types of wireless technologies. Many of our products operate in the unlicensed frequency bands, in compliance with various governmental regulations. In addition, many of the emerging wireless standards utilize these unlicensed frequency bands. The proliferation and market acceptance of unlicensed wireless products increases the probability of interference among unlicensed devices. Increasing interference can adversely affect the operation of our unlicensed products, resulting in customers selecting alternative products that do not operate in these unlicensed frequency bands. For example, we have only a limited offering of products that operate in licensed radio spectrums. Some customers, however, may want to operate in licensed radio spectrums because they sometimes offer less interference than license free radio spectrums or have other advantages.

We depend on international sales and our ability to sustain or expand international sales is subject to many risks, which could adversely affect our operating results.

      During the six months ended July 2, 2004 and years ended December 31, 2003 and 2002, international sales accounted for approximately 41%, 41% and 38% of our total sales, respectively. We expect that our revenue from shipments to international customers will vary as a percentage of total revenue. There are certain risks inherent in doing business in international markets, including the following:

•	uncertainty of product acceptance by customers in foreign countries;

•	difficulty in assessing the ability to collect on orders to be shipped in an uncertain economic environment;

•	difficulty in collecting accounts receivable;

•	export license and documentation requirements;

•	unforeseen changes in regulatory requirements;

•	difficulties in staffing and managing multinational operations;

•	governmental restrictions on the repatriation of funds into the United States;

•	foreign currency fluctuations;

•	longer payment cycles for international distributors;

•	tariffs, duties, taxes and other trade barriers;

•	difficulties in finding foreign licensees or joint venture partners; and

•	potential political and economic instability.

      There is a risk that such factors will harm our ability to continue to successfully operate internationally and our efforts to expand international operations. In this regard, our revenue levels have been affected, in part, by reduced ability to ship our products to international customers in cases where collectibility, based on a number of factors, could not be reasonably assured.

      While we may extend limited credit terms, fluctuations in currency exchange rates could cause our products to become relatively more expensive to customers in a particular country, leading to a reduction in sales or profitability in that country. There can be no assurance that foreign markets will continue to develop or that we will receive additional orders to supply our products to foreign customers. Our business and operating results could be materially adversely affected if foreign markets do not continue to develop or if we do not receive additional orders to supply our products for use by foreign customers.

      To successfully expand international sales, we will need to recruit additional international sales and support personnel and expand our relationships with international distributors and value-added resellers. This expansion will require significant management attention and financial resources. We may incur these additional costs and add these management burdens without successfully expanding sales. This failure would harm our operating results.

Our business will depend on rapidly evolving telecommunications and Internet industries.

      Our future success is dependent upon the continued growth of the data communications and wireless industries, particularly with regard to Internet usage. The global data communications and Internet industries are evolving rapidly and it is difficult to predict potential growth rates or future trends in technology development. We cannot assure you that the deregulation, privatization and economic globalization of the worldwide telecommunications market that has resulted in increased competition and escalating demand for new technologies and services will continue in a manner favorable to us or our business strategies. In addition, there can be no assurance that the growth in demand for wireless and Internet services, and the resulting need for high speed or enhanced data communications products and wireless systems, will continue at its current rate or at all.

We may be dependent on and receive a significant percentage of our revenue from a limited number of OEM customers.

      A limited number of OEM customers may contribute a significant percentage of our revenue. We expect that sales to a limited number of OEM customers will continue to account for a significant portion of our revenue for the foreseeable future. Sales of many of our wireless networking products depend upon decisions of prospective OEM customers to develop and market wireless solutions which incorporate our wireless technology. OEM customers’ orders are affected by a variety of factors, including the following:

•	new product introductions;

•	end user demand for OEM customers’ products;

•	joint development efforts;

•	OEM customers’ product life cycles;

•	inventory levels;

•	market and OEM customers’ adoption of new wireless standards;

•	manufacturing strategies;

•	lengthy design-in cycles;

•	pricing;

•	regulatory changes;

•	contract awards; and

•	competitive situations.

      The loss of one or more of, or a significant reduction in orders from, our major OEM customers could materially and adversely affect our operating results or stock price. In addition, there can be no assurance that we will become a qualified supplier for new OEM customers or that we will remain a qualified supplier for existing OEM customers.

Our business derives a substantial portion of its revenue from a limited number of distributors. Therefore, a decrease or loss in business from any of them may cause a significant delay or decline in our revenue and could harm our reputation.

      Our business has historically generated a significant amount of revenue from a limited number of distributors. The loss of business from any of these distributors or the delay of significant orders from any of them, even if only temporary, could significantly reduce our revenue, delay recognition of revenue, harm our reputation or reduce our ability to accurately predict cash flow. Two distributors accounted for approximately 15% and 13%, respectively, of our total revenue for the six months ended July 2, 2004, and one distributor accounted for approximately 14% and 23% of our total revenue for the years ended December 31, 2003 and 2002, respectively. We do not have long-term contracts with any of these distributors. While we expect to have a more diversified and expansive end customer base, the future success of our business will depend significantly on the timing and size of future purchase orders, if any, from a limited number of distributors. Additionally, our reliance on distributors limits our visibility to our end user customers, which impacts our ability to accurately forecast our revenues. Most of our expenses are fixed in the short term and any shortfall in revenues in relation to planned expenditures could materially harm our operating results and financial condition.

We depend on limited suppliers for key components that are difficult to manufacture, and because we may not have long-term arrangements with these suppliers, we could experience disruptions in supply that could decrease or delay the recognition of revenues.

      We depend on single or limited source suppliers for several key components used in our products. Any disruptions in the supply of these components or assemblies could delay or decrease our revenues. In addition, even for components with multiple sources, there have been, and may continue to be, shortages due to capacity constraints caused by high demand. We do not have any long-term arrangements with our suppliers and could be at a disadvantage compared to other companies, particularly larger companies that have contractual rights or preferred purchasing arrangements. In addition, during periods of capacity constraint, we are disadvantaged compared to better capitalized companies, as suppliers have in the past and may in the future choose not to do business with us, or may require letters of credit guaranteeing our obligations, as a result of our financial condition. If, for any reason, a supplier fails to meet our quantity or quality requirements, or stops selling components to us or our contract manufacturers at commercially reasonable prices, we could experience significant production delays and cost increases, as well as higher warranty expenses and product reputation problems. Because the key components and assemblies of our products are complex, difficult to manufacture and require long lead times, we may have difficulty finding alternative suppliers to produce our components and assemblies on a timely basis. In the Wi-Fi market, the growth in demand has created unexpected shortages and sudden increases in lead times. We have experienced shortages of some of these components in the past, which delayed related revenue, and we may experience shortages in the future. In addition, because the majority of our products have a short sales cycle of between 30 and 90 days, we may have difficulty in making accurate and reliable forecasts of product needs. As a result, we could experience shortages in supply, which could delay or decrease revenue because our customers may cancel their orders or choose a competitor for their future needs.

We have limited manufacturing capabilities and we will need to increasingly depend on contract manufacturers for our manufacturing requirements.

      We have limited manufacturing capability in large scale or foreign manufacturing. There can be no assurance that we will be able to develop or contract for additional manufacturing capacity on acceptable terms on a timely basis. In addition, in order to compete successfully, we will need to achieve significant product cost reductions. Although we intend to achieve cost reductions through engineering improvements, production economies, and manufacturing at lower cost locations including outside the United States, there can be no assurance that we will be able to do so. In order to remain competitive, we must continue to introduce new products and processes into our manufacturing environment, and there can be no assurance that any such new products will not create obsolete inventories related to older products. For example, as part of our ongoing review of our inventory reserve requirements, we increased our reserve for excess and obsolete inventory and lower of cost or market by $2.1 million in the first half of 2004, primarily related to legacy WWAN products. As part of our restructuring charge in the second quarter of 2003, we increased our reserve for excess and obsolete inventory by $22.5 million, also primarily related to legacy WWAN products. As a part of our restructuring charge in the first quarter of 2002, we increased our reserve for obsolete and excess inventory, including purchase commitments, totaling $12.7 million, of which $7.7 million related to excess inventory and $5.0 million related to purchase commitments, primarily related to legacy WLAN products. These provisions related to a decrease in demand for certain products as well as our strategy to discontinue certain products in order to concentrate on selling next generation products.

      We rely on contract and subcontract manufacturers for turnkey manufacturing and circuit board assemblies which subjects us to additional risks, including a potential inability to obtain an adequate supply of finished assemblies and assembled circuit boards and reduced control over the price, timely delivery and quality of such finished assemblies and assembled circuit boards. If our Sunnyvale facility were to become incapable of operating, even temporarily, or were unable to operate at or near our current or full capacity for an extended period, our business and operating results could be materially adversely affected.

      Changes in our manufacturing operations to incorporate new products and processes, or to manufacture at lower cost locations outside the United States, could cause disruptions, which, in turn, could adversely affect customer relationships, cause a loss of market opportunities and negatively affect our business and operating results. In addition, our reliance on a limited number of manufacturers involves a number of risks, including the risk that these manufacturers may terminate their relationship with us, may choose not to devote adequate capacity to produce our products or may delay production of our products. If any of these risks are realized, we could experience an interruption in supply, which could have an adverse impact on the timing and amount our revenues. There can be no assurance that we will be able to effectively transition these products, which, in turn, could adversely affect customer relationships, cause a loss of market opportunities and negatively affect our business and operating results.

      Our reliance on contract manufacturers could subject us to additional costs or delays in product shipments as demand for our products increases or decreases. As demand for wireless products increases, our contract manufacturers are experiencing increasing lead times for many components increasing the possibility that they will be unable to satisfy our product requirements in a timely fashion. There can be no assurance that we will effectively manage our contract manufacturers or that these manufacturers will meet our future requirements for timely delivery of products of sufficient quality and quantity. The inability of our contract manufacturers to provide us with adequate supplies or the loss of a contract manufacturer would result in costs to acquire additional manufacturing capacity and delays in shipments of our products, materially adversely affecting our business and operating results. In addition, cancellations in orders as a result of decreases in demand for products may subject us to claims for damages. In this regard, we are party to disputes, including legal actions, with several of our suppliers and vendors. These disputes relate primarily to excess materials and order cancellation claims that resulted from declines in demand for our products during 2001 and 2002 and the commensurate reductions in manufacturing volumes.

We may be unable to achieve the manufacturing cost reductions and improvements required in order to achieve or maintain profitability.

      In general, the average selling prices of our products decline over time. If we do not reduce production costs and other expenses, we may not be able to offset this continuing decline and achieve or maintain profitability. We must also develop and introduce on a timely basis new products and features that can be sold at higher average selling prices or produced at lower costs.

Failure to decrease the cost of our products or to effectively develop new systems would cause our gross profit and our revenue to decline or to increase more slowly.

      We expect that average selling prices of our products will continue to decrease because one of our strategies is to increase the percentage of domestic and international sales being made through distributors and value-added resellers, and to OEM customers, which involve lower prices than our direct sales. This risk from declining average selling prices may also intensify because we expect that market conditions, particularly falling prices for competing broadband solutions, will force us to reduce prices over time. Under some circumstances, we may be forced to reduce prices even if it causes us to decrease gross profit or to take a loss on our products. We may also be unable to reduce sufficiently the cost of our products to enable us to compete with other broadband access technologies with lower product costs. In order to remain competitive, we will need to design our products so that they can be manufactured with low-cost, automated manufacturing, assembly and testing techniques. We cannot assure you that we will be successful in designing our products to allow contract manufacturers to use lower-cost, automated techniques. In addition, any redesign may fail to result in sufficient cost reductions to allow us to significantly reduce the price of our products or prevent our gross profit from declining as prices decline.

Because many of our current and planned products are or will be highly complex, they may contain defects or errors that are detectable only after deployment in complex networks and which, if detected, could harm our reputation, result in costs to us in excess of our estimates, adversely affect our operating results, result in a decrease in revenue or result in difficulty collecting accounts receivable.

      Many of our complex products can only be fully tested when deployed in commercial networks. As a result, end users may discover defects or errors or experience breakdowns in their networks after the products have been deployed. The occurrence of any defects or errors in these products, including defects or errors in components supplied by our contract manufacturers, could result in:

•	failure to achieve market acceptance and loss of market share;

•	cancellation of orders;

•	difficulty in collecting accounts receivable;

•	increased service and warranty costs;

•	diversion of resources, legal actions by customers and end users; and

•	increased insurance costs and other losses to our business or to end-users.

      If we experience warranty failure that indicate either manufacturing or design deficiencies, we may be required to recall units in the field and or stop producing and shipping such products until the deficiency is identified and corrected. In the event of such warranty failures, our business could be adversely affected resulting in reduced revenue, increased costs and decreased customer satisfaction. Because customers often delay deployment of a full system until they have tested the products and any defects have been corrected, we expect these revisions to cause delays in orders by our customers for our systems. Because our strategy is to introduce more complex products in the future, this risk will intensify over time. End users have discovered errors in our products. If the costs of remediating problems experienced by our customers exceed our warranty reserves, these costs may adversely affect our operating results.

To compete effectively, we will need to establish and expand new distribution channels for our point-to-point and point-to-multipoint products and 802.11 WLAN products.

      We sell our products through domestic and international distributors. In general, distributors, value-added resellers and retailers offer products of several different companies, including products that may compete with our products. Accordingly, they may give higher priority to products of other suppliers, thus reducing our efforts to sell our products. In addition they often focus on specific markets and we will need to add new distributors and value-added resellers as we expand our sales to new markets. Agreements with distributors and retailers are generally terminable at their option. Any reduction in sales efforts or termination of a relationship may materially and adversely affect our business and operating results. Use of distributors and retailers also entails the risk that they will build up inventories in anticipation of substantial growth in sales. If such growth does not occur as anticipated, they may substantially decrease the amount of products ordered in subsequent quarters. Such fluctuations could contribute to significant variations in our future operating results.

Broadband wireless access solutions have some disadvantages and limitations as compared to other alternative broadband access solutions that may prevent widespread adoption, which could hurt our prospects.

      Broadband wireless access solutions, including point-to-point and point-to-multipoint systems, compete with other high-speed access solutions such as digital subscriber lines, cable modem technology, fiber optic cable and other high-speed wire line and satellite technologies. If the market for our Lynx and Tsunami point-to-point and Tsunami point-to-multipoint solutions fails to develop or develops more slowly than we expect due to this competition, our sales opportunities will be harmed. Many of these alternative technologies can take advantage of existing installed infrastructure and are generally perceived to be reliable and secure. As a result, they have already achieved significantly greater market acceptance and penetration than point-to-point and point-to-multipoint broadband wireless access technologies. Moreover, current point-to-point and point-to-multipoint broadband wireless access technologies have inherent technical limitations that may inhibit their widespread adoption in many areas, including the need for line-of-sight installation and, in the case of operating frequencies above 11 GHz, reduced communication distance in bad weather.

      We expect point-to-point and point-to-multipoint broadband wireless access technologies to face increasing competitive pressures from both current and future alternative technologies. In light of these factors, many service providers may be reluctant to invest heavily in broadband wireless access solutions.

Broadband wireless access products frequently require a direct line-of-sight, which may limit the ability of service providers to deploy them in a cost-effective manner and could harm our sales.

      Because of line-of-sight limitations, service providers often install broadband wireless access equipment on the rooftops of buildings and on other tall structures. Before undertaking these installations, service providers must generally secure roof rights from the owners of each building or other structure on which the equipment is to be installed. The inability to easily and cost-effectively obtain roof rights may deter customers from choosing to install broadband wireless access equipment, which could have an adverse effect on our sales.

We are exposed to increased costs and risks associated with complying with increasing and new regulation of corporate governance and disclosure standards.

      We are spending an increased amount of management time and external resources to comply with changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and Nasdaq Stock Market rules. In particular, Section 404 of the Sarbanes-Oxley Act of 2002 requires management’s annual review and evaluation of our internal control systems, and attestations of the effectiveness of these systems by our independent registered public accounting firm. We are currently documenting and testing our internal control systems and procedures and considering improvements that may be necessary in order for us to comply with the requirements of Section 404 by the end of 2004. This process has required us to hire additional personnel and outside advisory services and has resulted in additional accounting and legal expenses. In addition, the evaluation and attestation processes required by Section 404 are new and neither companies nor auditing firms have significant experience in testing or complying with these requirements. Accordingly, we may encounter problems or delays in completing the review and evaluation, the implementation of improvements and the receipt of a positive attestation by our independent registered public accounting firm. While we believe that we currently have adequate internal controls over financial reporting, in the event that our chief executive officer, chief financial officer or independent registered public accounting firm determine that our controls over financial reporting are not effective as defined under Section 404, investor perceptions of our company may be adversely affected and could cause a decline in the market price of our stock.

Inability to attract and retain key personnel could hinder our ability to operate.

      Our success depends to a large extent on the continued services of Mr. Frank Plastina, our Chairman and Chief Executive Officer, Mr. Kevin Duffy, our President and Chief Operating Officer, Mr. Michael D. Angel, our Executive Vice President and Chief Financial Officer, and other members of our senior management team. We recently announced that our board of directors has approved a plan for Mr. Duffy to assume the role of Chief Executive Officer in January 2005, with Mr. Plastina to serve as full time Executive Chairman. The loss of the services of any of these management members could harm our business because of the crucial role each of them is expected to play in our operations and strategic development. In order to be successful, we must also retain and motivate key employees, including those in managerial, technical, marketing and sales positions. In particular, our product generation efforts depend on hiring and retaining qualified engineers. Experienced management and technical, sales, marketing and support personnel in the wireless networking industry are in high demand and competition for their talents is intense. This is particularly the case in Silicon Valley, where our headquarters and a majority of our operations are located.

Uncertainties and heightened security associated with the aftermath of war in Iraq and the ongoing war on terrorism may continue to adversely affect domestic and international demand for our products, result in a further deterioration of global economic conditions, and increase shipment times and costs for our products.

      The economic uncertainty resulting from hostilities in Iraq may continue to negatively impact consumer and business confidence. In recent periods, general economic conditions in the U.S. caused and may continue to cause U.S. businesses to slow spending on products and to delay sales cycles. Similarly, global economic conditions could cause foreign businesses to slow or halt spending on our products. We manufacture a substantial portion of our products outside the U.S., and we may experience delays in the delivery of our products or increased shipping costs as a result of increased security measures. This economic uncertainty may make it more difficult to continue to implement our business strategy and could adversely impact future operating results.

Compliance with governmental regulations in multiple jurisdictions where we sell our products is difficult and costly.

      In the United States, we are subject to various Federal Communications Commission, or FCC, rules and regulations. Current FCC regulations permit license-free operation in certain FCC-certified bands in the radio spectrum. Our wireless products are certified for unlicensed operation in the 902-928 MHz, 2.4-2.4835 GHz, 5.15-5.35 GHz and 5.725-5.825 GHz frequency bands, and we expect soon to have certified products in the newly opened 5.470-5.725 GHz band. Operation in these frequency bands is governed by rules set forth in Part 15 of the FCC regulations. The Part 15 rules are designed to minimize the probability of interference to other users of the spectrum and, thus, accord Part 15 systems unlicensed status in the frequency band. In the event that there is interference caused by a Part 15 user, the FCC can require the Part 15 user to curtail transmissions that create interference. In this regard, if users of our products experience excessive interference from primary users, market acceptance of our products could be adversely affected, which could materially and adversely affect our business and operating results. The FCC, however, has established certain standards that create an irrefutable presumption of noninterference for Part 15 users and we believe that our products comply with such requirements. There can be no assurance that the occurrence of regulatory changes, including changes in the availability of spectrum, changes in the allowed use spectrum, or modification to the standards establishing an irrefutable presumption for unlicensed Part 15 users, would not significantly affect our operations by rendering current products obsolete, restricting the applications and markets served by our products or increasing the opportunity for additional competition.

      Our products are also subject to regulatory requirements in international markets and, therefore, we must monitor the development of frequency regulations in certain countries that represent potential markets for our products. While there can be no assurance that we will be able to comply with regulations in any particular country, we will design our products to minimize the design modifications required to meet various 2.4 GHz and 5 GHz international spread spectrum regulations. In addition, we will seek to obtain international certifications for our product line in countries where there are substantial markets for wireless networking systems. Changes in, or the failure by us to comply with, applicable domestic and international regulations could materially adversely affect our business and operating results. In addition, with respect to those countries that do not follow FCC regulations, we may need to modify our products to meet local rules and regulations.

      Regulatory changes by the FCC or by regulatory agencies outside the United States, including changes in the availability of spectrum, could significantly affect our operations by restricting our development efforts, rendering current products obsolete or increasing the opportunity for additional competition. Several changes by the FCC were approved within the last eight years including changes in the allocation and use of available frequency spectrum, as well as the granting of an interim waiver. These approved changes could create opportunities for other wireless networking products and services. There can be no assurance that new regulations will not be promulgated, that could materially and adversely affect our business and operating results. It is possible that the United States and other jurisdictions will adopt new laws and regulations affecting the pricing, characteristics and quality of broadband wireless systems and products. Increased government regulations could:

•	decrease the growth of the broadband wireless industry;

•	hinder our ability to conduct business both domestically and internationally;

•	reduce our revenues;

•	increase the costs and pricing of our products;

•	increase our operating expenses; and

•	expose us to significant liabilities.

      Any of these events or circumstances could seriously harm our business and results of operations.

Our operating results have been, and could further be, adversely affected as a result of purchase accounting treatment and the impact of amortization and impairment of intangible assets relating to our merger with Proxim, Inc. and the Agere asset purchase.

      In accordance with generally accepted accounting principles, we accounted for our merger with Proxim, Inc. using the purchase method of accounting. Under the purchase method of accounting, we have recorded the market value of our Class A common stock issued in connection with the merger, the fair value of the options to purchase Proxim, Inc. Class A common stock that became options to purchase Proxim Corporation Class A common stock and the amount of direct transaction costs as the cost of combining with Proxim, Inc. We have allocated the cost of the individual assets acquired and liabilities assumed, including various identifiable intangible assets (such as acquired technology and acquired trademarks and trade names) and in-process research and development, based on their respective fair values at the date of the completion of the merger. Intangible assets are required to be amortized prospectively over their estimated useful lives. The purchase price was allocated to deferred compensation, based on the portion of the intrinsic value of the unvested Proxim, Inc. options we have assumed to the extent that service is required after completion of the merger in order to vest. Any excess of the purchase price over those fair market values will be accounted for as goodwill. We are not required to amortize goodwill against income but goodwill and other non-amortizable intangible assets will be subject to periodic reviews for impairment.

      In this regard, due to the decline in forecasted revenue in future periods, we took a charge of $129.1 million related to the impairment of goodwill in accordance with SFAS No. 142 in the fourth quarter of 2002. The impairment charged was measured as the amount that the carrying amount exceeded our estimated fair value. If we are required to recognize additional impairment charges, the charge will negatively impact reported earnings in the period of the charge.

Changes in stock option accounting rules may adversely impact our reported operating results prepared in accordance with generally accepted accounting principles, our stock price and our competitiveness in the employee marketplace.

      Technology companies like ours have a history of using broad based employee stock option programs to hire, incentivize and retain our workforce in a competitive marketplace. Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) allows companies the choice of either using a fair value method of accounting for options, which would result in expense recognition for all options granted, or using an intrinsic value method, as prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25), with a pro forma disclosure of the impact on net income (loss) of using the fair value option expense recognition method. We have elected to apply APB 25 and accordingly we generally do not recognize any expense with respect to employee stock options as long as such options are granted at exercise prices equal to the fair value of our Class A common stock on the date of grant.

      During March 2004 the FASB issued a proposed Statement, “Share-Based Payment, an amendment of FASB Statements No. 123 and 95”. The proposed statement eliminates the treatment for share-based transactions using APB 25 and generally would require share-based payments to employees be accounted for using a fair-value-based method and recognized as expenses in our statements of operations. The proposed standard would require the modified prospective method be used, which would require that the fair value of new awards granted from the beginning of the year of adoption plus unvested awards at the date of adoption be expensed over the vesting term. In addition, the proposed statement encourages companies to use the “binomial” approach to value stock options, as opposed to the Black-Scholes option pricing model that we currently use for the fair value of our options under SFAS 123 disclosure provisions.

      In October 2004 the FASB announced that the proposed Statement would be effective for interim or annual periods beginning after June 15, 2005. Should this proposed Statement be finalized, it will have a significant impact on our consolidated statement of operations as we will be required to expense the fair value of our stock options rather than disclosing the impact on our consolidated result of operations within our footnotes in accordance with the disclosure provisions of SFAS 123. This will result in lower reported earnings per share which could negatively impact our future stock price. In addition, should the proposal be finalized, this could impact our ability to utilize broad based employee stock plans to reward employees and could result in a competitive disadvantage to us in the employee marketplace.

The price of our Class A common stock may be subject to wide fluctuation, and you may lose all or part of your investment in our Class A common stock.

      The trading prices of our Class A common stock have been subject to wide fluctuations, and such trend is likely to continue with respect to the trading price of our Class A common stock. The trading price of our Class A common stock may fluctuate in response to a number of events and factors, including:

•	quarterly variations in revenues and operating results;

•	announcements of innovations and new products;

•	strategic developments or business combinations by us or our competitors;

•	changes in our expected operating expense levels;

•	changes in financial estimates including the Company’s ability to meet its future revenue and operating profit or loss projections;

•	recommendations of financial and industry analysts;

•	the operating and securities price performance of comparable companies; and

•	news reports relating to trends in the wireless communications industry.

      The Company has not met its revenue and/or operating profit or loss projections from time to time in the past, most recently in the quarters ended April 2, 2004 and July 2, 2004. In addition, the stock market in general, and the market prices for wireless-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of these companies. These broad market and industry fluctuations may influence the trading price of our Class A common stock. These trading price fluctuations may make it more difficult to use our Class A common stock as currency to make acquisitions that might otherwise be advantageous, or to use stock options as a means to attract and retain employees. Accordingly, you may lose all or part of your investment in our Class A common stock.

Provisions of our certificate of incorporation, bylaws and Delaware law could deter takeover attempts.

      Some provisions in our certificate of incorporation and bylaws could delay, prevent or make more difficult a merger, tender offer, proxy contest or change of control of our company despite the possibility that such transactions may be viewed to be in the best interest of our stockholders since such transactions could result in a higher stock price than the then-market price of our Class A common stock. Among other things, our certificate of incorporation and bylaws:

•	authorize our board of directors to issue preferred stock with the terms of each series to be fixed by the board of directors;

•	authorize our board of directors to issue shares of common stock, which in some circumstances may be sufficient in number to dilute the stock ownership of any person or persons seeking to effect a change in the composition of the Company’s board of directors or contemplating a tender offer for the combination of the Company with another company;

•	divide our board of directors into three classes so that only approximately one-third of the total number of directors is elected each year;

•	permit directors to be removed only for cause; and

•	specify advance notice requirements for stockholder proposals and director nominations.

      In addition, with some exceptions, the Delaware General Corporation Law will restrict or delay mergers and other business combinations between us and any stockholder that acquires 15% or more of our voting stock.

USE OF PROCEEDS

      Unless otherwise indicated in the prospectus supplement, the net proceeds from the sale of securities offered by this prospectus will be used for general corporate purposes, including working capital needs, such as our payment obligations to Symbol, and capital expenditures. We expect from time to time to evaluate the acquisition of businesses, products and technologies for which a portion of the net proceeds may be used. Pending such uses, we will invest the net proceeds in interest-bearing securities.

DESCRIPTION OF CLASS A COMMON STOCK

      Proxim is authorized to issue up to 390,000,000 shares of Class A common stock, $0.01 par value per share. As of October 25, 2004, approximately 28,751,067 shares of Proxim’s Class A common stock were outstanding. The holders of Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

      Subject to preferences that may be applicable to any outstanding preferred stock, the holders of Class A common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for the purpose. In the event of a liquidation, dissolution or winding up of Proxim, the holders of Class A common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The Class A common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Class A common stock. All outstanding shares of Class A common stock are fully paid and nonassessable, and the shares of Class A common stock to be issued upon the closing of this offering will be fully paid and nonassessable.

Anti-Takeover Provisions

     Delaware Law

      We are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a

“business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a “business combination” includes a merger, asset sale, or other transaction resulting in a financial benefit to the interested stockholder, and an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation’s voting stock. A corporation may “opt out” of this statute, which we have not done.

     Certificate of Incorporation and Bylaws Provisions

      Our restated certificate of incorporation and bylaws include provisions that could delay, prevent or make more difficult a merger, tender offer, proxy contest or change of control of our company despite the possibility that such transactions may be viewed to be in the best interest of our stockholders since such transactions could result in a higher stock price than the then-market price of our Class A common stock. Among other things, our certificate of incorporation and bylaws:

•	authorize our board of directors to issue preferred stock with the terms of each series to be fixed by the board of directors;

•	authorize our board of directors to issue shares of common stock, which in some circumstances may be sufficient in number to dilute the stock ownership of any person or persons seeking to effect a change in the composition of the Company’s board of directors or contemplating a tender offer for the combination of the Company with another company;

•	divide our board of directors into three classes so that only approximately one-third of the total number of directors is elected each year;

•	permit directors to be removed only for cause; and

•	specify advance notice requirements for stockholder proposals and director nominations.

DESCRIPTION OF WARRANTS TO PURCHASE SHARES OF CLASS A COMMON STOCK

General

      We may issue warrants to purchase shares of our Class A common stock. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and the investors to whom they are issued, or between us and a bank or trust company, as warrant agent. The warrant agent will act solely as our agent in connection with the warrants. The warrant agent will not have any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. This summary of certain provisions of the warrants is not complete. For the complete terms of a particular series of warrants, you should refer to the prospectus supplement for that series of warrants and the warrant agreement for that particular series.

      The prospectus supplement relating to a particular series of warrants to purchase our Class A common stock will describe the terms of the warrants, including the following:

•	the title of the warrants,

•	the offering price for the warrants, if any,

•	the aggregate number of the warrants,

•	the number of shares of Class A common stock that may be purchased upon exercise of a warrant and the exercise price for the warrants,

•	the dates on which the right to exercise the warrants shall commence and expire,

•	if applicable, the minimum or maximum amount of the warrants that may be exercised at any one time,

•	the currency or currency units in which the offering price, if any, and the exercise price are payable,

•	if applicable, a discussion of material United States Federal income tax considerations,

•	the antidilution provisions of the warrants, if any,

•	the redemption or call provisions, if any, applicable to the warrants,

•	any provisions with respect to holder’s right to require us to repurchase the warrants upon a change in control, and

•	any additional terms of the warrants, including terms, procedures, and limitations relating to the exchange, exercise and settlement of the warrants.

      Holders of equity warrants will not be entitled:

•	to vote, consent or receive dividends,

•	receive notice as stockholders with respect to any meeting of stockholders for the election of our directors or any other matter, or

•	exercise any rights as stockholders of Proxim.

      As set forth in the applicable prospectus supplement, the exercise price and the number of shares of Class A common stock purchasable upon exercise of the warrant will be subject to adjustment in certain events, including the issuance of a stock dividend to any holders of Class A common stock, a stock split, reverse stock split, combination, subdivision or reclassification of Class A common stock, and such other events, if any, specified in the applicable prospectus supplement.

PLAN OF DISTRIBUTION

      We may sell or issue the shares of Class A common stock and/or warrants to purchase shares of Class A common stock, from time to time, by any method permitted by the Securities Act of 1933, as amended, including the following:

•	through one or more underwriters, on a firm-commitment or best efforts basis,

•	through broker-dealers, who may act as agents or principals, including through a block trade in which a broker-dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction,

•	directly to one or more purchasers,

•	upon the exercise of warrants or options, the conversion of convertible indebtedness or other convertible securities or the repayment of indebtedness that is repayable, at our option, in Class A common stock or warrants to purchase shares of Class A common stock,

•	through agents,

•	in privately negotiated transactions,

•	to certain persons in order to settle litigation or other claims or to satisfy judgments or other awards, or

•	through a combination of any of these methods of sale or issuance.

      We may sell or issue the shares of Class A common stock and/or warrants to purchase shares of Class A common stock from time to time in one or more transactions:

•	at a fixed price or prices, which may be changed from time to time,

•	at market prices prevailing at the times of sale,

•	at prices related to such prevailing market prices, or

•	at negotiated prices.

      We will describe the method of distribution of the shares of Class A common stock and/or warrants to purchase shares of Class A common stock in the applicable prospectus supplement.

      We may determine the price or other terms of the securities offered under this prospectus by use of an electronic auction. We will describe how any auction will determine the price or any other terms, how potential investors may participate in the auction and the nature of the obligations of the underwriter, dealer or agent in the applicable prospectus supplement.

      Underwriters, dealers or agents may receive compensation in the form of discounts, concessions or commissions from us or our purchasers as their agents in connection with the sale of securities. These underwriters, dealers or agents may be considered to be underwriters under the Securities Act. As a result, discounts, commissions, or profits on resale received by the underwriters, dealers or agents may be treated as underwriting discounts and commissions. Each prospectus supplement will identify any such underwriter, dealer or agent, and describe any compensation received by them from us. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

      Underwriters, dealers and agents may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments made by the underwriters, dealers or agents, under agreements between us and the underwriters, dealers and agents.

      We may grant underwriters who participate in the distribution of securities an option to purchase additional securities to cover over-allotments, if any, in connection with the distribution.

      Some securities which we may issue under this prospectus may be new issues of securities with no established trading market. Underwriters involved in the public offering and sale of these series of securities may make a market in the securities. However, they are not obligated to make a market and may discontinue market making activity at any time. No assurance can be given as to the liquidity of the trading market for any securities.

      Underwriters or agents and their associates may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

LEGAL MATTERS

      Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California, will pass upon the validity of the issuance of the securities offered by this prospectus. Jeffrey D. Saper, a member of Wilson Sonsini Goodrich & Rosati, Professional Corporation, serves on Proxim’s board of directors.

EXPERTS

      The consolidated financial statements of the Company for the years ended December 31, 2003 and December 31, 2002, which are incorporated in this prospectus by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2003, have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

      The consolidated financial statements of the Company for the year ended December 31, 2001, which are incorporated in this prospectus by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2003, have been so incorporated in reliance on the report of Arthur Andersen LLP, independent public accountants, given on the authority of said firm as experts in auditing and accounting. Arthur Andersen LLP has not consented to the incorporation by reference of their report in this prospectus, and we have dispensed with the requirement to file their consent in reliance on Rule 437a under the Securities Act. Because Arthur Andersen LLP has not consented to the incorporation by reference of their report in this prospectus, you may not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act for any untrue statement of a material fact contained in the consolidated financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated in those financial statements.

WHERE YOU CAN FIND MORE INFORMATION

      We file reports, proxy statements, and other information with the Commission. Copies of our reports, proxy statements, and other information may be inspected at the public reference facilities maintained by the SEC:

      Judiciary Plaza

          450 Fifth Street, N.W.
          Washington, D.C. 20549

      Copies of these materials may be obtained by mail at prescribed rates from the public reference section of the SEC at the addresses indicated above. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our reports, proxy statements and other information filed with the SEC are also available to the public over the Internet at the Commission’s world wide web site at http://www.sec.gov.

      Reports, proxy statements, and other information concerning Proxim may also be inspected at The National Association of Securities Dealers, 1735 K Street, N.W., Washington, D.C. 20006.

      This prospectus includes information that has not been delivered or presented to you but is “incorporated by reference.” This means that we have disclosed important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information.

      The following documents, which were filed by Proxim with the SEC, are incorporated by reference into this prospectus:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2003;

•	Quarterly Report on Form 10-Q for the fiscal quarter ended April 2, 2004;

•	Quarterly Report on Form 10-Q for the fiscal quarter ended July 2, 2004;

•	Current Reports on Form 8-K filed on April 14, 2004, July 30, 2004, August 3, 2004, September 2, 2004, September 16, 2004; and

•	The description of our Class A common stock contained in our registration statement on Form 8-A, filed with the Commission on July 11, 2000 under Section 12(g) of the Exchange Act, including any amendment or report filed for the purpose of updating such description.

      All documents we may file under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act after the filing of the foregoing documents are incorporated by reference into and will be deemed a part of this prospectus.

      These documents include periodic reports, such as annual report on From 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as proxy statements. Unless expressly incorporated into this Registration Statement, a report furnished on Form 8-K under the Securities Exchange Act shall not be incorporated by reference into this Registration Statement. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this prospectus, except as so modified or superseded.

      You should rely only on the information contained in this prospectus or on information to which we have referred you. We have not authorized anyone else to provide you with any information.

      We will provide to each person who so requests, including any beneficial owner to whom a prospectus is delivered, a copy of these filings. You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Proxim Corporation

          935 Stewart Drive
          Sunnyvale, CA 94085
          Telephone: (408) 731-2700
          Attention: Corporate Secretary

      We are not making an offer of these securities in any state where the offer is not permitted. You should not assume the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

      We have filed a registration statement under the Securities Act of 1933 with respect to the securities we propose to issue under this prospectus. This prospectus does not contain all the information set forth in the registration statement because certain parts of the registration statement are omitted as provided by the rules and regulations of the SEC. You may obtain a copy of the registration statement at the sources and locations identified above.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.	Other expenses of issuance and distribution

      The aggregate estimated (other than the registration fee) expenses to be paid by the registrant in connection with this offering are as follows:

Securities and Exchange Commission registration fee	$6,335
Legal fees and expenses of the registrant	250,000
Accounting fees and expenses	50,000
Printing and engraving	25,000
Blue sky fees and expenses	5,000
Transfer agent fees and expenses	5,000
Miscellaneous	25,000

Total	$366,335

Item 15.	Indemnification of directors and officers of Proxim Corporation

      Our bylaws and certificate of incorporation limit the liability of our directors and officers for expenses to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability (i) for any breach of their duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derived an improper personal benefit.

      Our bylaws and certificate of incorporation provide that we must indemnify our directors and may indemnify our other officers, employees and agents to the fullest extent permitted by law.

      We have entered into agreements to indemnify our directors and officers, in addition to indemnification provided for in our bylaws and certificate of incorporation. These agreements, among other things, indemnify our directors and officers for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Proxim, arising out of such person’s services as a Proxim director or officer, any subsidiary of Proxim or any other company or enterprise to which the person provides services at our request.

      Our bylaws and certificate of incorporation also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the bylaws and certificate of incorporation would permit indemnification. We also maintain an insurance policy insuring our directors and officers against liability for certain acts and omissions while acting in their official capacities.

Item 16.	Exhibits

      The following exhibits are filed herewith or incorporated by reference herein:

Exhibit
Number	Exhibit Title

1.1	Form of Underwriting Agreement*
4.1	Form of Warrant Agreement*
5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation**
23.1	Consent of PricewaterhouseCoopers, LLP, independent registered public accounting firm
23.2	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1)**
24.1	Power of Attorney of certain directors and officers of registrant (see page II-5 of this Form S-3)**

*	To be filed by amendment or by a report filed under the Securities Exchange Act of 1934, as amended, and incorporated herein by reference.

**	Previously filed.

Item 17.	Undertakings

      The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a) To include any prospectus required by Section 10(a)(3) of the Securities Act,

(b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement,

(c) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that clauses (a) and (b) do not apply if the information required to be included in a post-effective amendment by such clauses is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California, on November 8, 2004.

PROXIM CORPORATION

BY:	/s/ MICHAEL D. ANGEL

Michael D. Angel,
Executive Vice President and
Chief Financial Officer

      Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

* Franco Plastina	Chief Executive Officer (Principal Executive Officer) and Chairman of the Board of Directors	November 8, 2004

/s/ MICHAEL D. ANGEL Michael D. Angel	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	November 8, 2004

* Lorenzo A. Bettino	Director	November 8, 2004

* Steven D. Brooks	Director	November 8, 2004

* Merle L. Gilmore	Director	November 8, 2004

* Jeffrey A. Harris	Director	November 8, 2004

* Michael P. Ressner	Director	November 8, 2004

* Jeffrey D. Saper	Director	November 8, 2004

Signature	Title	Date

* Kenneth E. Westrick	Director	November 8, 2004

Joseph R. Wright, Jr.	Director

By:*/s/ MICHAEL D. ANGEL Michael D. Angel As Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number	Exhibit Title

1.1	Form of Underwriting Agreement*
4.1	Form of Warrant Agreement*
5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation**
23.1	Consent of PricewaterhouseCoopers, LLP, independent registered public accounting firm
23.2	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1)**
24.1	Power of Attorney of certain directors and officers of registrant (see page II-5 of this Form S-3)**

*	To be filed by amendment or by a report filed under the Securities Exchange Act of 1934, as amended, and incorporated herein by reference.

**	Previously filed.